UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):				☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):				☐

International Game Technology PLC Announces Sale of Italian Commercial Payment Business to PostePay S.p.A.

International Game Technology PLC (NYSE:IGT) (“IGT” or the “Company”) today announced that on February 25, 2022 its wholly-owned subsidiary IGT Lottery S.p.A. signed a definitive agreement to sell its Italian proximity payment business to PostePay S.p.A. – Patrimonio Destinato IMEL for €700 million.

Under the agreement, IGT will be selling LIS Holding S.p.A. and, indirectly, LISPAY S.p.A. These two wholly-owned subsidiaries conduct IGT’s proximity payment business, offering services through a fully-owned advanced payment technology platform and a network of 54,000 points of sale. Services offered range from payments services, including bill payments and prepaid payment cards, to commercial services providing telco and e-vouchers top-up, and technological solutions, including merchant and enterprise services.

The sale price represents an enterprise value of €630 million and approximately €70 million of net unrestricted cash. IGT intends to use net proceeds from the transaction primarily to reduce debt.

The IGT Board of Directors approved the transaction on February 24, 2022, and the transaction remains subject to customary closing conditions, including regulatory approvals. Closing of the transaction is expected to occur during the third quarter of 2022.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Sale of Italian Commercial Payment Business to PostePay S.p.A.,” dated February 28, 2022

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Sale of Italian Commercial Payment Business to PostePay S.p.A.,” dated February 28, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2022	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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